December 7, 2005

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:  US Physical Therapy, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2004
     Filed March 16, 2005
     File No. 001-11151

Dear Mr. Rosenberg:

The purpose of this letter is to confirm our understanding of the resolution to your questions set forth in your letter dated August 18, 2005 and as further discussed with you on our conference call on November 8, 2005.

We will expand our disclosure in the future filing of the 2005 Form 10-K to include the information provided in response to prior comments 2 through 6. Furthermore, we have revised or expanded on our previous responses to comments 2.a., 2.b., 2.c., 2.d. and 4 which follow below.

As pertains to your follow-up question on our November 8, 2005 conference call with regards to the date of January 18, 2001 used in our response to comment 7, there was another accounting issue relating to the company whereby EITF 00-23 applied. Issue 23(d) also relates to our accounting for partnership interests and under paragraph 101 of this issue, the guidance is to be applied prospectively to new awards and modifications to repurchase features of outstanding awards that occur after January 18, 2001. For consistency in the periods to apply EITF 00-23 to the company's limited partnerships, management elected to apply the earlier date of January 18, 2001 as prescribed in Issue 23(d) paragraph 101 rather than the later dates noted in Issues 40(a) paragraph 216 and 40(b) paragraph 219 of November 15, 2001 and March 21, 2002, respectively.

Item 7. Management Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------------
Operations, page 16
-------------------
Critical Accounting Policies, page 16
-------------------------------------

Comment - 2. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 7, 2005
Page 2


          a. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2003.

          b. Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

          c. Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self- pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.


Response to Comment 2 -
2.a.
and
2.b. Contractual Allowances. Contractual allowances result from the differences between the rates charged for services performed and expected reimbursements by both insurance companies and government sponsored healthcare programs for such services. Medicare regulations and the various third party payors and managed care contracts are often complex and may include multiple reimbursement mechanisms payable for the services provided in our clinics. We estimate contractual allowances based on our interpretation of the applicable regulations, payor contracts and historical calculations. Each month the Company estimates its contractual allowance for each clinic based on payor contracts and the historical collection experience of the clinic and applies an appropriate contractual allowance reserve percentage to the gross accounts receivable balances for each payor of the clinic. Based on our historical experience, calculating the contractual allowance reserve percentage at the payor level is sufficient to allow us to provide the necessary detail and accuracy with our collectibility estimates. However, the services authorized and provided and related reimbursement are subject to interpretation that could result in payments that differ from our estimates. Payor terms are periodically revised necessitating continual review and assessment of the estimates made by management. Our billing system

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 7, 2005
Page 3

          does not capture the exact change in our contractual allowance reserve estimate from period to period so in order to assess the accuracy of our revenues and hence our contractual allowance reserves, management regularly compares its cash collections to corresponding net revenues measured both in the aggregate and on a clinic by clinic basis. In the aggregate, historically the difference between net revenues and corresponding cash collections has generally been less than 1% of net revenues. Additionally, analysis of subsequent period's contractual write-offs on a payor basis shows there is less than a 1% difference between the actual aggregate contractual reserve percentage compared to the estimated contractual allowance reserve percentage associated with the same period end balance. As a result, we believe that a reasonable likely change in the contractual allowance reserve estimate would not likely be more than 1% at December 31, 2004. For purposes of demonstrating the sensitivity of this estimate on the Company's financial condition, a one percent increase or decrease in our aggregate contractual allowance reserve percentage would decrease or increase, respectively, net patient service revenue by approximately $379,000 for the year ended December 31, 2004. Management believes the changes in the estimate of the contractual allowance reserve for the periods ending December 31, 2004, 2003 and 2002 have not been material to the statement of operations.

          The following table sets forth information regarding our accounts receivable as of the dates indicated (in thousands):

                                                              December 31,
                                                          2004           2003
                                                          ----           ----
          Gross accounts receivable                    $ 37,916       $ 34,142
          Less contractual allowance reserve             17,800         15,678
                                                       --------       --------
           Subtotal - accounts receivable                20,116         18,464
          Less reserve for bad debt                       2,447          3,456
                                                       --------       --------
           Net patient accounts receivable             $ 17,669       $ 15,008
                                                       ========       ========

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 7, 2005
Page 4


2.c. The following table presents our accounts receivable aging by payor class as of the dates indicated (in thousands):

     --------------------    --------------------------------------     --------------------------------------
                               Current to      120+                      Current to     120+
           Payor                120 days       days        Total          120 days      days        Total
     --------------------    -------------- ---------- ------------     ------------ ------------ ------------
        Managed Care/
      Commercial Health
            Plans                 $7,015      $1,771      $8,786          $6,611        $1,728       $8,339
     --------------------    -------------- ---------- ------------     ------------ ------------ ------------
          Medicare                 3,048       1,078       4,126           2,253         1,059        3,312
     --------------------    -------------- ---------- ------------     ------------ ------------ ------------
          Medicaid                    66          24          90              78            28          106
     --------------------    -------------- ---------- ------------     ------------ ------------ ------------
           Workers
        Compensation*              3,047         631       3,678           2,708           610        3,318
     --------------------    -------------- ---------- ------------     ------------ ------------ ------------
          Self-pay                   376         675       1,051             222           568          790
     --------------------    -------------- ---------- ------------     ------------ ------------ ------------
           Other**                   933       1,452       2,385             949         1,650        2,599
     --------------------    -------------- ---------- ------------     ------------ ------------ ------------
           Totals                $14,485      $5,631     $20,116         $12,821        $5,643      $18,464
     --------------------    ============== ========== ============     ============ ============ ============

     * Workers compensation is paid by state administrators or their designated agents.
     ** Other includes primarily litigation claims and to a lesser extent vehicular insurance claims.

Liquidity and Capital Resources, page 22
----------------------------------------

Comment 4 - Please tell us, in disclosure-type format, the steps you take in collecting accounts receivable and your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.


Response to Comment 4 -
The Company makes reasonable and appropriate efforts to collect its accounts receivable, including applicable deductible and co-payment amounts, in a consistent manner for all payor types. Claims are submitted to payors daily, weekly or monthly in accordance with our policy or payor's requirements. When possible, we submit our claims electronically. The collection process is time

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
December 7, 2005
Page 5

consuming and typically involves the submission of claims to multiple payors whose payment of claims may be dependent upon the payment of another payor. Claims under litigation and vehicular incidents can take a year or longer to collect. Medicare and other payor claims relating to new clinics awaiting Medicare rehab agency approval initially may not be submitted for six to twelve months. When all reasonable internal collection efforts have been exhausted, accounts are written off prior to sending them to outside collection firms. With managed care, commercial health plans and self-pay payor type receivables, this generally happens after 120 days.

We acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this information will be of assistance. Please contact the undersigned at (713) 297-7021 with any questions.

Sincerely,



Lawrance McAfee
Chief Financial Officer

LM/DR